Exhibit 4

Proskauer Rose LLP    Eleven Times Square    New York, NY 10036-8299

Brian S. Rosen Partner d 212.969.3380 f 212.969.2900 brosen@proskauer.com

January 4, 2021

Sullivan & Cromwell LLP

Attn: Andrew G. Dietderich, Esq.

dietdericha@sullcrom.com

Morgan Stanley & Co.	CORRECTED LETTER

Attn: Regina Savage

Regina.savage@morganstanley.com

Attn: Christopher Lee

Christopher.r.lee@morganstanley.com

Attn: Kristin Zimmerman

Kristin.zimmerman@morganstanley.com

Perella Weinberg Partners

Attn: Bruce Mendelsohn

bmendelsohn@pwpartners.com

Re: Garrett Motion Inc., et al. (collectively, the “Debtors”)

To Whom It May Concern:

We write on behalf of Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P. or the affiliates thereof (collectively, the “Investor Group”). Reference is made herein to (i) the bidding procedures annexed to the Order (A) Authorizing and Approving Bid Procedures, (B) Authorizing and Approving The Stalking Horse Bid Protections, (C) Scheduling a Sale Hearing, (D) Approving Notice Procedures, and (E) Granting Other Relief [Case No. 20-12212, ECF No. 282] (the “Bidding Procedures”), (ii) the prior bid of the Investor Group, initially submitted December 10, 2020 (as amended at any time from initial submission to immediately prior to the date hereof, the “Initial Bid”), and (iii) the proposed Backstop Commitment Agreement, by and among Garrett Motion Inc. and the Investor Group, submitted to the Company on December 20, 2020 in connection with the Initial Bid (together with the exhibits and annexes thereto, the “Backstop Commitment Agreement”). Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Bidding Procedures or the Backstop Commitment Agreement, as applicable.

We have reviewed the proposal submitted by KPS in connection with the Auction (the “KPS Bid”) and the correspondence distributed by you stating that, following the initial round of the Auction, the KPS Bid would be the leading bid heading into the second round of the Auction. In accordance with the Bidding Procedures, the Investor Group hereby submits this letter detailing the

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

January 4, 2021

terms of a revised bid (the “Revised Investor Bid”), consisting of the revised terms set forth in Annex A attached hereto, which terms hereby amend certain of the principal terms contained in the Backstop Commitment Agreement and the Transaction Documents relating thereto (including the Restructuring Term Sheet). This Revised Investor Bid is subject to drafting modifications to the Backstop Commitment Agreement and the Transaction Documents to incorporate terms consistent with the revised terms set forth in Annex A hereto following conclusion of the Auction and the selection of the Revised Investor Bid as the highest and best bid.

Furthermore, the revised terms set forth in Annex A reflect an understanding reached among the Investor Group and the Official Committee of Equity Interest Holders, resulting from the Investor Group’s efforts to build a consensus and draw support from the true stakeholders in these chapter 11 cases. The Investor Group reaffirms its belief that the transaction outlined in the Backstop Commitment Agreement and the Transaction Documents, as modified herein, provides for the greatest and most democratic participation and recovery for the Debtors’ creditors and equity interest holders.

Except as modified or amended by the terms set forth in Annex A, the terms of the Initial Bid (including in the Backstop Commitment Agreement and the Transaction Documents relating thereto) remain in effect and are incorporated as part of this Revised Investor Bid. This Revised Investor Bid shall remain open and be irrevocable and binding until the selection of the Successful Bid in accordance with paragraph 2(c)(i) of the Bidding Procedures.

If you have any questions regarding this Revised Investor Bid, please contact the undersigned at the phone number and/or address set forth above.

Very truly yours,

/s/ Brian S. Rosen

Brian Rosen

cc:

Mr. Daniel Krueger

Mr. Steven Krause

Mr. Michael Fisher

Mr. Ryan Eckert

Mr. Raph Posner

Mr. Eric Geller

Mr. Joseph Femenia

Mr. William McLoughlin

January 4, 2021

Mr. Pratik Desai

Mr. Nathaniel Johnson

Mr. Gentry Klein

Mr. Jeffrey Jacob

Mr. Jeffrey Finger

Mr. Michael O’Hara

Mr. James Gerkis, Esq.

Annex A

Summary of Revised Terms

[See attached.]

Summary of Revised Terms

(as of January 4, 2021)

A.

Set-Up Equity Value (as defined in the Restructuring Term Sheet) increases by $50 million to reflect a $2.750 billion enterprise value. The increase in Set-Up Equity Value is a direct increase to distributable value, which will be used to determine equity ownership percentages for a given Honeywell settlement and flow through to equity value.

B.	Debt Financing at emergence of at least $1.3 billion, with a possible maximum amount of $1.5 billion.

1.	The amount of debt financing to be agreed upon by the Debtors, the Equity Committee and the Backstop Parties no later than seven (7) days prior to the commencement of the Disclosure Statement Hearing.

C.	Maximum Series A Preferred Stock investment of $600 million (the initial equity commitment):

1.

On or prior to January 8, 2021, the Debtors shall file a motion seeking court approval of a Commitment Premium of $30 million (5% of $600 million initial equity commitment amount), which premium shall be deemed earned immediately upon conclusion of the auction and remain subject to court approval as below. The Equity Committee shall support the relief requested in such motion.

i.	80% of the Commitment Premium to be approved at the January 26 hearing; and

ii.	20% of the Commitment Premium to be approved at the February 26 disclosure statement hearing.

2.	The amount of Series A Preferred Stock ultimately issued may flex down from $600 million, if more than $1.3 billion of Debt Financing is determined to be raised prior to the Effective Date:

i.	Any reduction in the amount of Series A Preferred Stock issued shall not impact the Commitment Premium payable to the Backstop Parties; and

ii.	The Series A Preferred Stock funded shall be no less than $400 million.

3.	Amount of Series A Preferred directly allocated to the Backstop Parties is equal to $140 million, notwithstanding a potential reduction referred to above.

4.

The Equity Committee may continue to solicit alternative financing for a standalone chapter 11 plan during the period up to January 25, 2021, after which date, it shall covenant not to pursue any such alternative financing. On January 4, 2021, the Equity Committee will file a motion for expense reimbursement for various financing parties, and the Backstop Parties will support the relief requested in such motion.

January 4, 2021

D.	The Debtors will raise the Debt Financing as part of the plan process and no debt financing commitment shall be required to be obtained by Backstop Parties.

E.

Increase the Estimated Cash Collateral by $47 million (an amount consistent with the recent increase in the P-Notes per the Company’s DIP Budget, subject to confirmation with the Company), which provides for a commensurate increase in value distributable to equity.

F.

Professional Expense Cap: In connection with the motion to approve the Commitment Premium, the Debtors shall seek approval for the reimbursement of the professionals fees and expenses incurred by the Backstop Parties and the Equity Committee shall support such requested relief as follows:

1.	50% of the $20 million of Professional Expense Cap will be approved at the January 26 hearing and payable as incurred to date and thereafter: and

2.	50% of the $20 million of Professional Expense Cap will be approved at the February 26 disclosure statement hearing.

G.	Dividend Rate on Series B Preferred Stock:

1.	8.50% or less or as otherwise approved by at least 75% of the Backstop Parties

H.	Warrants:

1.	Warrants for 6% of the common equity, with a 4-year tenor and strike price equal to 175% of the equity value.